Mail Stop 6010								August 31, 2005

M. Lee Hulsebus
Miracor Diagnostics, Inc.
9191 Towne Center Drive, Suite 400
San Diego, CA 92122

Re:	Miracor Diagnostics, Inc.
	Registration Statement on Form S-3
      Amended August 16, 2005
	File Number 333-121487
	All documents incorporated by reference

Dear Hulsebus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please respond to comments not relating to the transaction within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period regardless of whether you proceed with your transaction.

Form S-3

Where you can find more information, page 16

1. We note that you have filed several reports on Form 8-K since the end of your latest fiscal year which need to be incorporated by reference. Please amend your filing to incorporate these reports.

Where You Can Find More Information, page 16
2. Please specifically incorporate by reference the amendments to your Form 10-KSB for the fiscal year ended December 31, 2004 and to your Form 10-QSB for the quarterly period ended March 31, 2005 filed on August 16, 2005.


Form 10-KSB/A for the fiscal year ended December 31, 2004 filed
August 16, 2005

Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, F-9 - F-10
3. Please refer to your revised disclosures in response to prior comment 28. Please explain to us your basis for taking bad debts into consideration when recording net revenue. Tell us how you distinguish between charity care and bad debt expense. Tell us the amount of bad debt expense for each period presented, including the nature and amounts deducted from revenue. Explain to us how your recognition of revenue meets the criteria in SAB Topic 13A1 that the price is fixed or determinable and collectibility is reasonably assured.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Todd Sherman at (202) 551-3665 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at (202) 551-3612, or me at (202) 551-3710 with any
other questions.





      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	David Wagner, Esq.
	8400 East Prentice Avenue, Suite 1500
	Greenwood Village, CO 80111
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